April 28, 2008

Mr. Hugh West

Securities and Exchange Commission

Mail Stop 4561

Washington, DC 20549

RE: File No. 001-13508

Mr. West:

We are in receipt of your letter dated April 22, 2008 in regards to the Form 10-K for The Colonial BancGroup, Inc. (the “Company”) for the year ended December 31, 2007. The following are the questions which were raised in your letter dated April 22, 2008. Your questions are in bold and our responses are included thereunder.

1.	We note your disclosure regarding your goodwill impairment test. Please provide us with the following additional information:

•	The specific date upon which you performed your goodwill impairment test for 2007; and

Under SFAS 142 ¶26, the Company has elected to conduct the annual impairment testing of goodwill for all reporting units as of September 30th of each year.

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How you determined no impairment write-offs were required during the quarter ended December 31, 2007 in light of the significant real estate market deterioration and decline in your stock price. Your response should address how your evaluation of goodwill impairment complies with paragraphs 26 through 29 of SFAS 142.

As noted above, in accordance with SFAS 142 ¶26 and ¶29, the annual impairment testing for all reporting units was completed as of September 30, 2007. The Company does not utilize a “carry forward” annual impairment testing methodology as noted in SFAS 142 ¶27. In connection with the real estate market deterioration and the decline in the Company’s stock price during the fourth quarter of 2007, the Company determined that it would be prudent, consistent with SFAS 142 ¶28(a), to perform an updated goodwill impairment test as of December 31, 2007. In connection therewith, the Company updated the impairment test as it relates to internal results, current projected results and Company stock price data as of December 31, 2007.

Pursuant to this updated analysis, the Company noted a decline in the overall estimated fair value of the reporting units to which the Company’s goodwill relates. However, the Company determined that the estimated fair value of those reporting units continued to be in excess of the carrying value of each reporting unit.

2.	We note your disclosure on page 42 that approximately $8.1 billion, or 43% of your total deposits outstanding at December 31, 2007 are scheduled to mature in less than one year. Please tell us and in future filings disclose the funding sources you intend to use in order to meet these obligations and/or whether you expect, based on your historical experience (and quantify when possible), that they will rollover. Provide us with your proposed future disclosure.

Approximately $8.1 billion in time deposits or 43% of the Company’s total deposits outstanding at December 31, 2007 were scheduled to mature in less than one year. Of the $8.1 billion maturing in 2008, approximately $3.3 billion matured in the first quarter of 2008. Deposits totaling $1.9 billion or 59% of the maturities rolled over into new time deposits. This percentage is consistent with prior experience. The Company replaced the remaining maturities with new deposits and grew total deposit balances by $727 million from December 31, 2007 to March 31, 2008.

In connection with the discussion of liquidity risk in future filings, the Company will include the following disclosure:

The Company expects its liquidity needs to be met by deposit growth and through wholesale funding sources. At December 31, 2007, the Company had $5 billion of unused wholesale funding availability.

In connection with responding to your comments, The Colonial BancGroup, Inc. acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further comments or questions, please feel free to contact me at (334) 676-5062.

Respectfully,

/s/ Sarah H. Moore
Sarah H. Moore
Senior Executive Vice President and Chief Financial Officer

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